U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. 2)


                      SYNTHETIC TURF CORPORATION OF AMERICA
                                (Name of Issuer)

                                  COMMON STOCK
                       (Title of Class of Securities)

                                  87163G-10-4
                                 (CUSIP Number)

                           Gary L. Borglund, President
                      Synthetic Turf Corporation of America
                       7550 24th Avenue South, Suite 168
                          Minneapolis, Minnesota 55450
     (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                              December 15, 2002
          (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): Lowell Holden.

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)__________________________________________________________________
(b)__________________________________________________________________

3.  SEC Use Only:
_____________________________________________________________________

4.  Source of Funds (See Instructions):
     OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
_____________________________________________________________________

6.  Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 2,920,000

8.  Shared Voting Power:  0

9.  Sole Dispositive Power:  2,920,000

10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by the Reporting Persons
(combined): 2,920,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain
Shares: _______

13. Percent of Class Represented by Amount in Row (11): 2.96% (as of December 15, 2002)

14. Type of Reporting Person:  IN

ITEM 1.   SECURITY AND ISSUER.

Synthetic Turf Corporation of America
Common Stock, $0.001 par value
7550 24th Avenue South, Suite 168
Minneapolis, Minnesota 55450

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Lowell Holden.

(b)  7550 24th Avenue South, Suite 168, Minneapolis, Minnesota 55450.

(c)  Management consultant.

(d)  No.

(e)  No.

(f)  United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 15, 2001, the Issuer entered into an agreement to acquire all of the outstanding shares of H. J. Ventures, Inc., a privately held company that owns and operates public access Internet kiosks throughout the nation. Under this agreement, the Issuer paid a total of 12,000,000 restricted shares of its common stock for all 1,000,000 issued and outstanding shares of H. J. Ventures. Mr. Holden received 9,120,000 shares out of the total issued by the Issuer.

On March 11, 2002, Mr. Holden received 1,600,000 in free trading shares under the Issuer's Amended and Restated Non-Employee Directors and Consultants Retainer Stock Plan, dated December 17, 2001 for services rendered to the Issuer.

On December 15, 2002, Mr. Holden received 1,620,000 shares of restricted common stock in connection with the consulting agreement between the Issuer and L. S. Enterprises, Inc., of which Mr. Holden is the sole principal.

On December 15, 2002, the Issuer entered into a Mutual Release and Termination Agreement with respect to the H. J. Ventures transaction. Under this agreement, Mr. Holden returned 9,120,000 shares of common stock to the Issuer in connection with canceling the acquisition of
H. J. Ventures by the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

Agreement of Sale of Shares between the Issuer and shareholders of H.J. Ventures, Inc., dated November 15, 2001 (incorporated by reference to Exhibit 2 of the Form 8-K filed on November 30, 2001).

Issuer's Amended and Restated Non-Employee Directors and Consultants Retainer Stock Plan, dated December 17, 2001 (incorporated by reference to Exhibit 4.2 of the Form S-8 POS filed on December 21, 2001).

Consulting Agreement between the Registrant and L. S. Enterprises, Inc., dated November 15, 2001 (incorporated by reference to Exhibit
10.3 of the Form 8-K/A filed on December 14, 2001).

Mutual Release and Termination Agreement between the Issuer
Registrant and former shareholders of H.J. Ventures, Inc., dated
December 15, 2002 (incorporated by reference to Exhibit 2.4 of the Form 10-KSB/A filed on April 21, 2003).

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


                                            Lowell Holden


Date: April 22, 2003                        /s/  Lowell Holden